PROSPECTUS / April 30, 2009

Legg Mason Partners
Variable Diversified
Strategic Income
Portfolio

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is as crime.

The fund’s investment adviser is Legg Mason Partners Fund Adviser, LLC, a subsidiary of Legg Mason, Inc.

Shares of the fund are offered only to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

This table sets forth the estimated fees and expenses you may pay if you invest in fund shares, and, unless otherwise indicated, reflects expenses incurred by the fund during its fiscal year ended December 31, 2008. Expenses may vary in the future.

The Fee table and expense example do not reflect expenses incurred for investing in a separate account or a qualified plan and do not reflect variable annuity or insurance contract charges. If they did, the returns would be lower and overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in the fund is presented in the contract prospectus through which shares of the fund are offered to you.

SHAREHOLDER FEES

(PAID DIRECTLY FROM
YOUR INVESTMENT)
Maximum sales charge (load) on purchases	None

Maximum deferred sales charge (load) on redemptions	None

ANNUAL FUND OPERATING EXPENSES

(PAID BY THE FUND AS
A % OF NET ASSETS)
Management fees[1]	0.65%

Distribution and service (12b-1) fees	None

Other expenses[2]	0.33%

Total annual fund operating expenses	0.98%

2 ï Legg Mason Partners Funds

Example

This example helps you compare the costs of investing in the fund with the costs of investing in other mutual funds. Your actual costs may be higher or lower. The example does not reflect expenses incurred for investing in a separate account or a qualified plan and do not reflect variable annuity or insurance contract charges. If the example included these expenses, the figures shown would be higher. The example assumes:

•	You invest $10,000 in the fund for the period shown

•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance

•	You reinvest all distributions and dividends without a sales charge

•	The fund’s operating expenses (before voluntary fee waivers and/or expense reimbursements, if any) remain the same

NUMBER OF YEARS YOU OWNED YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Your costs would be (with or without redemptions)	$100	$312	$542	$1,203

[1]	The fund has a management fee schedule that reduces the management fee rate as assets increase as follows: 0.650% up to $1 billion; 0.625% on the next $1 billion; 0.600% on the next $3 billion; 0.575% on the next $5 billion; and 0.550% on assets in excess of $10 billion.

[2]	The amount set forth in “other expenses” has been revised to reflect the estimated effect of prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

Legg Mason Partners Variable Diversified Strategic Income Portfolio ï 3

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
March 19, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re:	Legg Mason Partners Variable Income Trust (filing relates to Legg Mason Partners Variable Diversified Strategic Income Portfolio (the “Fund”)) (File Nos. 33-40603 and 811-6310)
Ladies and Gentlemen:
     On behalf of Legg Mason Partners Variable Income Trust, a Maryland business trust (the “Trust”), we are hereby filing copies of the current drafts of the “Fee table,” “Example” and related footnotes to be included in the Fund’s prospectus. The Fund’s prospectus was included in Post-Effective Amendment No. 48 to the registration statement for the Trust (the “Amendment”), which was filed with the Commission on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 6, 2009.
     We are filing copies of the draft “Fee table,” “Example” and related footnotes for the Fund in accordance with the Staff’s comments provided by Valerie Lithotomos in February 2008 in connection with Post-Effective Amendment No. 94 to the registration statement for Legg Mason Partners Income Trust.
     The Amendment was filed to reflect the appointment of additional subadvisers for the Fund and to make other updating and conforming changes. The Registrant expects to file to delay the effectiveness of the Amendment until April 30, 2009.
     Please call Barry Hurwitz at (617) 951-8267, Michelle Cirillo at (617) 951-8029 or the undersigned at (617) 951-8460 with any comments or questions relating to the filing.

Sincerely,
/s/ Alisha Telci

Alisha Telci